NOTIFICATION OF LATE FILING

	for FORM 10-KSB

PART I- REGISTRANT INFORMATION

Full Name of Registrant:	Investors Finance, Inc.
Address of Principal
	Executive Office:	50 South Beretania St., Suite C117b
City, State and Zip Code:	Honolulu, HI  96813


PART II- RULES 12b-25(b) AND (c)


[ X ]


PART III- NARRATIVE

Investors Finance, Inc. (the "Registrant" and the "company") is currently unable to file it's 10-KSB Annual Report due to the following series of events:

The registrant was an FDIC-regulated entity under FDIC Certificate #25159-3 until cancellation of the this certificate as approved by the FDIC effective June 28, 1996. The registrant's final FDIC Call Report was duely filed with the FDIC in July of 1996.

Being aware that the registrant would be required to begin filing 10-QSB disclosures and 10-KSB Annual Reports via EDGAR, the company began to research what actions would be necessary to effect these filings.

An e-mail was sent to the help@sec.gov mail box of the SEC on July 16, 1996 requesting assistance in determining our SEC file number for inclusion on an EDGAR Form ID application. Although an apparent automated response to this inquiry indicated that a response would be forthcoming within 30 days, no such response was ever received.

On August 20, 1996, I left a voice message with the Chief Counsel of the Corporation Finance, asking to be called.

On August 23, 1996, I received a call from SEC attorney Cecilia Blye, who stated that she would need to know our previous registration # (prior to being in the FDIC) before she could advise us as to the the proper course of action. I told her I would get back to her as soon as possible.

After an exhaustive search of our files, we were able to determine from a previous attorney that our prior SEC # 0-2664 had been terminated via a Form 15 on September 20, 1989. This information was relayed to Cecilia Blye on or about September 25, 1996. Ms. Blye then indicated that she would need to research our particular situation and get back to us.

On October 23, 1996, Ms. Blye informed me that we would need to file
Forms 8-A and 8-K, and incorporate by reference our Form 15 of September 20, 1989 and other documents relating to the termination of our FDIC certificate.

After much trouble in obtaining blank Forms 8-A and 8-K (as Form 8-K was under-revision and "out-of-print" at the SEC Publications Department), these materials were finally received and filed with the SEC on January 9, 1997.

This resulted in the SEC reactivating our previous SEC registration # (0-2664) sometime in February, 1997.

A completed EDGAR Filer ID applications was submitted in late February, 1997, and our CIK # 52268 was received on March 20, 1997. Although I was anticipating receiving the EDGAR Filer Manual (as requested on the EDGAR Filer ID application) and EDGARlink software, I found out on March 28 that these items had to be ordered and were not shipped automatically as a result of the CIK # being issued.

Also, in the interest of saving on audit expense, the registrant's board of directors decided to seek a replacement for our auditor, Grant-Thornton. This move was strictly fiscally motivated, and did not in any way indicate any problem we were having with Grant Thornton's services, other than what the board felt was an exceptionally high fee for such a small company.

In November, 1996, I approached a local Honolulu CPA, who actually engaged the company without realizing the costs he would incur to properly perform the audit under his AICPA licensing. This CPA did not inform the company of his inability to perform the company's audit until early March, 1997.

Subsequently, we contacted KPMG Peat Marwick for a proposal, who declined to make us a proposal.

We then re-approached Grant-Thornton, who are currently evaluating our request to remain as our auditor, despite the fact that they have already filed a Form 8-K indicating that they have withdrawn as our auditing firm.

Thus, this Notification of Late Filing is being submitted due to our lack of having audited financials for the period ending December 31, 1996,

Registrant is making all efforts to obtain the necessary audit as soon as possible, but will be unable to do file a proper 10-KSB until we have done so.

We have prepared a 10-KSB using unaudited financials, and are prepared to submit it to the SEC upon your instructions to do so.

Also, since this form is being submitted on March 31, 1997, without the benefit of an EDGAR Filer Manual or EDGARlink software, it is hoped that the submission will work using an industry standard asynchronous communications program and will result in its being received by the SEC in a timely manner.


PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

	Daniel J. Jeffers	808-537-1505

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934... during the preceding 12 months or for such shorter period that the registrant was required
    to file such report(s) been filed?  If no, identify report(s).     [ NO ]

	10-QSB for quarter ending September, 1996

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included
    in the subject report or portion thereof?                          [ NO ]


_____________________________________________________________________________


			INVESTORS FINANCE, INC.

has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date: March 31, 1997		By: /s/ Daniel J. Jeffers
				    Its Treasurer, Director